Exhibit 99.1

Cenovus announces significant commitment to education and recognition for Indigenous people across Canada

Calgary, Alberta (June 21, 2022) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced a new and significant commitment to Indspire that will support initiatives across Canada aimed at enhancing education and recognizing the outstanding achievements of Indigenous people. Cenovus will donate $1 million over four years, becoming a partner with Indspire, an Indigenous national charity that invests in the education of First Nations, Inuit, and Métis people.

“We have supported the creation of long‑term economic and social value for Indigenous communities, and provided meaningful opportunities since Cenovus was created more than a decade ago,” said Trent Zacharias, Cenovus’s Director, Community & Indigenous Affairs. “This partnership is an opportunity to further directly invest in supporting education initiatives that can bring sustained change for Indigenous people and their communities across Canada, and contribute to advancing overall reconciliation. It’s also our way of recognizing and honouring the rich history and contributions of Indigenous people in Canada during National Indigenous History Month.”

Over the four years, Cenovus will be involved across Indspire’s national programs and initiatives that support Indigenous education and celebrate success stories. The investment by Cenovus includes funding by the company of 25 annual scholarships of $5,000 each for Indigenous students, matched by the Government of Canada for a total of 50 awards. The donation also supports a gathering for Indigenous youth as well as the yearly Indspire Awards, recognizing outstanding individual achievement.

“We are pleased to be working with Cenovus to provide scholarships for Indigenous learners to pursue their education dreams in science, technology, engineering, math and the trades. This is the beginning of a significant partnership with Cenovus, and we look forward to working with them,” said Mike DeGagné, President & Chief Executive Officer of Indspire.

Cenovus recently established two Indigenous reconciliation targets as part of its overall environmental, social and governance commitments, and, since 2012, has donated almost $400,000 to Indspire to support the scholarship program as well as the Indspire Awards and youth empowerment event.

Cenovus focuses its social investments on four focus areas: Indigenous reconciliation, Protected planet, Future-ready youth and Resilient communities. Through these focus areas, the company is committed to investing in initiatives that will address a broad spectrum of challenges through collaboration with a variety of partners and organizations, such as Indspire, to develop solutions for society, the environment and the economy. Cenovus employees also play a role in contributing to the community through Cenovus Cares, the company’s giving and volunteering program.

Advisory
This document contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this news release is identified by words such as “commit”, “focus”, “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: Cenovus’s donation and its expected impact on Indigenous communities; and matching government support.

For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion & Analysis for the periods ending December 31, 2021 and March 31, 2022, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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Indspire
Indspire is an Indigenous national charity that invests in the education of First Nations, Inuit, and Métis people for the long-term benefit of these individuals, their families and communities, and Canada. With the support of its funding partners, Indspire provides financial awards, delivers programs, and shares resources so that First Nations, Inuit, and Métis students will achieve their highest potential. In 2021-2022, Indspire provided more than $23 million through 6,612 bursaries and scholarships to First Nations, Inuit, and Métis students across Canada.
Cenovus contact

Media
Media Relations general line

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403-766-7751
Indspire contact

Media
Brandon Meawasige
Director, Communications and Marketing, Indspire
647-925-0611
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